# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Group, Inc., CIK 0001831096
CUSIP: 39037G109
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0001346543
Persons authorized to receive notices and communications: Northern Right Capital Mgmt, 9 Old Kings Hwy S., 4th Floor, Darien, Connecticut (CT), 06820, 203-883-9441

## Reporting persons
- Northern Right Capital Management, L.P. (CIK 0001346543): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,088,745; shared voting power 2,279,478; sole dispositive power 3,088,745; shared dispositive power 2,279,478; aggregate amount beneficially owned 5,368,223 (18.5% of the class)
  Comment: Comment for Type of Reporting Person:
  Note to Rows 7 and 9: Northern Right Management (as defined herein) may be deemed to beneficially own 3,088,745 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 1,125,055 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.
  
  Note to Rows 8 and 10: Northern Right Management may be deemed to beneficially own 2,279,478 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC LO (as defined herein), not including 1,031,301 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement (as defined herein).
- Northern Right Capital (QP), L.P. (CIK 0001451722): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,662,331; shared voting power 0; sole dispositive power 1,662,331; shared dispositive power 0; aggregate amount beneficially owned 1,662,331 (5.7% of the class)
  Comment: Comment for Type of Reporting Person:
  Note to Rows 7 and 9: Northern Right QP is the sole owner of 1,662,331 shares of Common Stock, not including a conversionary interest in 756,125 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.
- Northern Right Long Only Master Fund LP (CIK 0002052537): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 617,147; shared voting power 0; sole dispositive power 617,147; shared dispositive power 0; aggregate amount beneficially owned 617,147 (2.1% of the class)
  Comment: Comment for Type of Reporting Person:
  Note to Rows 7 and 9: NRC LO is the sole owner of 617,147 shares of Common Stock, not including a conversionary interest in 275,176 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.
- Northern Right Fund GP LLC (CIK 0002053060): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 617,147; sole dispositive power 0; shared dispositive power 617,147; aggregate amount beneficially owned 617,147 (2.1% of the class)
  Comment: Comment for Type of Reporting Person:
  Note to Rows 8 and 10: NRC Fund GP (as defined herein) may be deemed to beneficially own 617,147 shares of Common Stock currently held by NRC LO, not including a conversionary interest in 275,176 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.
- BC Advisors LLC (CIK 0001349003): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,368,223; sole dispositive power 0; shared dispositive power 5,368,223; aggregate amount beneficially owned 5,368,223 (18.5% of the class)
  Comment: Comment for Type of Reporting Person:
  Note to Rows 8 and 10: BCA (as defined herein) may be deemed to beneficially own 5,368,223 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts, including 1,125,055 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 1,031,301 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.
- Drapkin Matthew A (CIK 0001458693): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 657,778; shared voting power 5,368,223; sole dispositive power 657,778; shared dispositive power 5,368,223; aggregate amount beneficially owned 6,026,001 (20.7% of the class)
  Comment: Comment for Type of Reporting Person:
  Note to Rows 7 and 9: Mr. Drapkin is the sole owner of 657,778 shares of Common Stock. On January 3, 2025, Mr. Drapkin was awarded 153,846 restricted shares of Common Stock, which restricted shares have not been deferred. Of such additional restricted shares, 70,971 will remain unvested within 60 days of the date of this Statement, and 5,952 are currently unvested but will vest within 60 days of the date of this Statement. Mr. Drapkin also has a conversionary interest in 93,756 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin has agreed to forbear from exercising his right to convert his PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.
  
  Note to Rows 8 and 10: Mr. Drapkin may be deemed to beneficially own 5,368,223 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts, including 1,125,055 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 1,031,301 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: Great Elm Group, Inc.
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Comment: This Amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 26, 2017, as amended on October 5, 2017, March 2, 2020, May 16, 2022, June 13, 2022, July 22, 2022, June 5, 2023, January 5, 2024, October 23, 2024, December 6, 2024, January 21, 2025 and February 7, 2025, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the "Common Stock"), of Great Elm Group, Inc., a Delaware corporation (the "Issuer") (as amended, this "Statement").

## Item 2. Identity and Background
Name of person filing:
This Statement is filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): Northern Right Capital Management, L.P., a Texas limited partnership ("Northern Right Management"); Northern Right Capital (QP), L.P., a Texas limited partnership ("Northern Right QP"); Northern Right Long Only Master Fund LP, an exempted limited partnership registered in the Cayman Islands ("NRC LO"); Northern Right Fund GP LLC, a Delaware limited liability company ("NRC Fund GP"); BC Advisors, LLC, a Delaware limited liability company ("BCA"); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Mr. Drapkin is a member of NRC Fund GP, and NRC Fund GP is the general partner of NRC LO. Northern Right Management is the general partner of Northern Right QP, and is the investment manager for Northern Right QP, NRC LO and separate managed accounts on behalf of investment advisory clients (the "Managed Accounts").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On July 14, 2025, Northern Right QP transferred $327,829 of PIK Notes to NRC LO. In connection with this transfer, on July 15, 2025, the Forbearance Agreement was amended solely to (a) reflect the principal amount of notes held by each of Northern Right QP and NRC LO, and (b) to extend the forbearance date to July 15, 2026. The PIK Notes were reissued to each of Northern Right QP and NRC LO in the amounts set forth in this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and supplemented to add the following information for updating as of the date hereof:

As of July 14, 2025, the Reporting Persons may be deemed to beneficially own in the aggregate 6,026,001 shares of Common Stock, which represent approximately 20.7% of the outstanding shares of Common Stock, not including (a) 1,031,301 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes, and (b) 70,971 restricted shares issued to Mr. Drapkin as consideration for his service on the boards of directors of the Issuer and Great Elm Capital Corp. that will remain unvested within 60 days of the date of this Statement. Such deferred shares will be delivered in a single lump sum upon the earlier of (y) three years from the grant date of such shares and (z) termination of Mr. Drapkin's service as a member of the board of directors of the Issuer.

The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 29,065,531 shares of Common Stock outstanding, which is derived by adding (i) 27,940,476 shares of Common Stock outstanding as of May 2, 2025, as reported in the Issuer's quarterly Report on Form 10-Q filed with the SEC on May 5, 2025, and (ii) the 1,125,055.00 shares of Common Stock that could be issued to the Reporting Persons in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes and to the terms of the Forbearance Agreement. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,662,331 shares of Common Stock (the "QP Shares"), not including 756,125 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 5.7% of the outstanding shares of Common Stock. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.

NRC LO beneficially owns and has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 617,147 shares of Common Stock (the "LO Shares"), not including 275,176 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to the adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 2.1% of the outstanding shares of Common Stock. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of such shares. As investment manager of NRC LO, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. Northern Right Management disclaims beneficial ownership of such shares. As the investment manager of the Managed Accounts, Northern Right Management may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 3,088,745 shares of the Common Stock held by the Managed Accounts, including 1,125,055 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 10.6% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,125,055 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 18.5% of the outstanding shares of Common Stock.

NRC Fund GP, as general partner of NRC LO, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRC Fund GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 2.1% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 657,778 shares of Common Stock, not including 93,756 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin has agreed to forbear from exercising his right to convert his PIK Notes until July 15, 2026 under the terms of the Forbearance Agreement. Mr. Drapkin, as managing member of NRC Fund GP and BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by NRC Fund GP or by BCA, including 1,125,055.00 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 20.7% of the outstanding shares of Common Stock.

On January 3, 2025, Mr. Drapkin was awarded 153,846 shares of restricted Common Stock pursuant to three separate grants under the 2016 Plan, which vest either in equal monthly installments or equal quarterly installments, as the case may be, through December 31, 2025, contingent upon Mr. Drapkin's continued service as a member of the board of directors of the Issuer. Of such restricted shares, 70,971 will remain unvested within 60 days of the date of this Statement, and 5,952 are currently unvested but will vest within 60 days of the date of this Statement.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 5(a) of this Amendment No. 12 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days or since the last filing by the Reporting Persons on Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 4 of this Amendment No. 12 is incorporated herein by reference.

The disclosures set forth under Item 5 of this Amendment No. 12 pertaining to the 2016 Plan and the shares issued to Mr. Drapkin under the 2016 Plan are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Transactions in Securities

## Signatures
- Northern Right Capital Management, L.P.: /s/ Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the general partner of Northern Right Capital Management, L.P. (07/17/2025)
- Northern Right Capital (QP), L.P.: /s/ Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the gen. part. of Northern Right Capital Management, L.P., the gen. part. of Northern Right Capital (QP), L.P. (07/17/2025)
- Northern Right Long Only Master Fund LP: /s/ Matthew A. Drapkin, Managing Member of Northern Right Fund GP LLC, the general partner of Northern Right Long Only Master Fund LP (07/17/2025)
- Northern Right Fund GP LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (07/17/2025)
- BC Advisors LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (07/17/2025)
- Drapkin Matthew A: /s/ Matthew A. Drapkin, Matthew A. Drapkin (07/17/2025)